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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

006864102

(CUSIP Number)

June 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Charter Advisors Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 77-05501938

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: Charter Entrepreneurs Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 77-055-1941

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 006864102

1.	Name of Reporting Person: CLS I-IV, LLC		I.R.S. Identification Nos. of above persons (entities only): 77-060-6802

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

Item 1.

	(a)	Name of Issuer: Adeza Biomedical Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 1240 Elko Drive, Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing:

(1) Charter Advisors Fund IV, L.P. (“CAF”)

(2) Charter Entrepreneurs Fund IV, L.P. (“CEF”)

(3) CLS I-IV, LLC (“CLS”)

The entities named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office, or, if none, Residence:

Charter Venture Capital 525 University Avenue Palo Alto, California 94301

	(c)	Citizenship:

CAF – Delaware CEF – Delaware CLS – Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 006864102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

See rows 5 through 11 of the cover pages for the Reporting Persons. On June 8, 2005 and June 9, 2005, the Reporting Persons disposed of all of the shares of Common Stock each such entity held of record. This Amendment to Schedule 13G is being filed to report the fact that the Reporting Persons are no longer the record holders of five percent or more of the Common Stock of the Issuer.

By virtue of their relationships with the Reporting Persons, each of Charter Ventures IV Partners, LLC, A. Barr Dolan, Dr. Donald C. Harrison, Fred M. Schwarzer and Dr. Nelson Teng (collectively the “Former Reporting Persons”) were identified as an entity or person, as applicable, who may have been deemed to be the beneficial owner of shares held of record by one or more of the Reporting Persons in the original Schedule 13G filed to report the shares held of record by the Reporting Persons as of December 31, 2004. Following the disposition of the shares of Common Stock held of record by the Reporting Persons, none of the Former Reporting Persons may be deemed to be the beneficial owner of five percent or more of the Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2005

Charter Advisors Fund IV, L.P.

By: Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan Title: Managing Member

Charter Entrepreneurs Fund IV, L.P.

By: Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan Title: Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer Title: Managing Member

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT I
JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need by filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Adeza Biomedical Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: June 17, 2005

Charter Advisors Fund IV, L.P.

By: Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan Title: Managing Member

Charter Entrepreneurs Fund IV, L.P.

By: Charter Ventures IV Partners, LLC, its General Partner

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan Title: Managing Member

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer Title: Managing Member